Exhibit (a)(5)(G)

For immediate release:

June 23, 2008

CBS CORPORATION SUCCESSFULLY COMPLETES THE INITIAL

OFFERING PERIOD OF ITS TENDER OFFER AND WILL ACQUIRE

CONTROL OF CNET NETWORKS, INC.; ANNOUNCES

 SUBSEQUENT OFFERING PERIOD

             NEW YORK, June 23, 2008 — CBS Corporation (NYSE: CBS.A and CBS) announced today that it has successfully completed the initial offering period of its tender offer for all outstanding shares of common stock of CNET Networks, Inc. (NASDAQ: CNET). Approximately 78% of the outstanding shares of common stock of CNET have been tendered, which will make CNET a majority-owned subsidiary of CBS Corporation.

               The initial offering period and withdrawal rights expired at 12:00 Midnight, ET on Friday, June 20, 2008, with a total of approximately 119.2 million shares of CNET common stock being validly tendered and not withdrawn (including approximately 10.8 million shares subject to guarantees of delivery), representing approximately 78% of all outstanding shares. All shares that were validly tendered and not properly withdrawn on or prior to that time have been accepted for purchase. CBS Corporation will promptly issue payment for all such shares, at the offer price of $11.50 per share, net to the seller in cash, without interest and less any required withholding taxes.

               Upon acceptance for payment of, and payment for, the tender offer shares, the merger agreement grants CBS Corporation the right to designate a number of individuals to the CNET Board of Directors who, following their election, will constitute a majority of the CNET Board of Directors.

               CBS Corporation also announced today that its wholly owned subsidiary, Ten Acquisition Corp., has commenced a subsequent offering period to acquire all of the remaining untendered shares of common stock of CNET. The subsequent offering period will expire at 12:00 Midnight, ET on Wednesday, June 25, 2008, unless extended. During this subsequent offering period, holders of shares of CNET common stock who did not previously tender their shares into the offer may do so, and Ten Acquisition Corp. will promptly purchase any shares properly tendered, for the same consideration (without interest) paid in the initial offering period of the tender offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn. CBS Corporation and Ten Acquisition Corp. reserve the right to extend the subsequent offering period in accordance with applicable law.

               After the expiration of the subsequent offering period, CBS Corporation will acquire all of the remaining outstanding shares of CNET common stock through a merger under Delaware law. With the purchase of shares in the tender offer, CBS will have sufficient voting power to approve the merger without the affirmative vote of any other CNET stockholder. As a result of this merger, CNET will become a wholly-owned subsidiary of CBS Corporation, and each outstanding share of CNET common stock will be cancelled and (except for shares held by CBS or Ten Acquisition Corp., or shares for which appraisal rights are properly demanded) will be converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, CNET common stock will cease to be traded on the NASDAQ Global Market.

               MacKenzie Partners, Inc. is the Information Agent for the tender offer. For questions and information regarding the tender offer and the subsequent offering period, please call MacKenzie Partners, Inc. at (800) 322-2885 (toll-free).

About CBS Corporation

CBS Corporation is a mass media company with constituent parts that reach back to the beginnings of the broadcast industry, as well as newer businesses that operate on the leading edge of the media industry. CBS Corporation, through its many and varied operations, combines broad reach with well-positioned local businesses, all of which provide it with an extensive distribution network by which it serves audiences and advertisers in all 50 states and key international markets. It has operations in virtually every field of media and entertainment, including broadcast television (CBS and The CW – a joint venture between CBS Corporation and Warner Bros. Entertainment), cable television (Showtime and CBS College Sports Network), local television (CBS Television Stations), television production and syndication (CBS Paramount Network Television and CBS Television Distribution), radio (CBS Radio), advertising on out-of-home media (CBS Outdoor), publishing (Simon & Schuster), interactive media (CBS Interactive), music (CBS Records), licensing and merchandising (CBS Consumer Products), video/DVD (CBS Home Entertainment), in-store media (CBS Outernet) and motion pictures (CBS Films). For more information, log on to www.cbscorporation.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer has been made pursuant to a tender offer statement and related materials. CNET stockholders are advised to read the tender offer statement and related materials, which have been filed by CBS with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) filed by CBS with the SEC and the solicitation/recommendation statement filed by CNET with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer. The tender offer statement and the solicitation/recommendation statement have been mailed to all CNET stockholders of record.

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The tender offer statement and related materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885, and may also be obtained at no charge at www.cbscorporation.com and www.cnetnetworks.com and the website maintained by the SEC at www.sec.gov.

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DISCLOSURE NOTICE: The information contained in this release is as of June 23, 2008. Except as required by law, CBS does not assume any obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. Some statements in this release may constitute forward-looking statements. CBS cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the tender offer may not be completed or the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition. A further list and description of risks and uncertainties can be found in CBS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in its periodic reports on Forms 10-Q and 8-K.

Press Contacts:

Gil Schwartz	212/975-2121	gdschwartz@cbs.com
Dana McClintock	212/975-1077	dlmcclintock@cbs.com

Investor Relations Contacts:

Marty Shea	212/975-8571	marty.shea@cbs.com
Debra Wichser	212/975-3718	debra.wichser@cbs.com

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